UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Oplink Communications, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-35656	No. 77-0411346
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

46335 Landing Parkway, Fremont, California 94538
(Address of Principal Executive Offices)
Stephen M. Welles,  Sr. Vice President and General Counsel
(510) 933-7289
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with its policy with respect to the sourcing of conflict minerals, Oplink Communications, Inc. ("Oplink") has concluded in good faith that during the 2013 reporting period, Oplink has manufactured products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.  Based on its "reasonable country of origin inquiry" ("RCOI") conducted, Oplink was unable to determine the origin of all of the conflict minerals its products and, therefore, cannot exclude the possibility that some may have originated in the Democratic Republic of the Congo or an adjoining country and may not be from recycled or scrap sources for the 2013 reporting period.
Item 1.02 Exhibit
In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 ("Rule 13p-1"), Oplink has filed this Form SD and the associated Conflict Minerals Report and both documents are posted to a publically available Internet site at www.oplink.com.
Section 2 – Exhibits
Item 2.01  Exhibits
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oplink Communications, Inc.

Date: June 2, 2014	By:	/s/ Stephen M. Welles
Stephen M. Welles
Sr. Vice President and General Counsel